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Kaitlin McGrath kaitlin.mcgrath@dechert.com +1 617 654 8610 Direct +1 617 275 8395 Fax

April 23, 2015

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Prospectuses and Statements of Additional Information (“SAIs”) contained in Post Effective Amendments Nos. 7 and 8 to the Registration Statement of Forethought Variable Insurance Trust (SEC File Nos. 333-189870 and 811-22865)

Dear Ms. Skeens:

This letter responds to comments provided in a March 13, 2015 telephone conference regarding the Prospectuses and SAIs contained in Post Effective Amendment No. 7 (FVIT GS Dynamic Trends Allocation Portfolio and FVIT PIMCO Tactical Allocation Portfolio (collectively, the “New Portfolios”)) and Post Effective Amendment No. 8 (FVIT American Funds® Managed Risk Portfolio, FVIT Balanced Managed Risk Portfolio, FVIT BlackRock Global Allocation Managed Risk Portfolio, FVIT Franklin Dividend and Income Managed Risk Portfolio, FVIT Growth Managed Risk Portfolio, FVIT Moderate Growth Managed Risk Portfolio, FVIT Select Advisor Managed Risk Portfolio and FVIT Wellington Research Managed Risk Portfolio (formerly FVIT WMC Research Managed Risk Portfolio) (collectively, the “Existing Portfolios”)) to the Registration Statement of Forethought Variable Insurance Trust (the “Trust” or the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2015. Summaries of the comments and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectuses and SAIs unless otherwise indicated.

Prospectus Comments

1.	Comment:	Please confirm supplementally that any missing or incomplete information, including all relevant exhibits and information relating to each Portfolio’s fees and expenses, will be filed prior to effectiveness.

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	Response:	The Registrant so confirms.

2.	Comment:	Please file the Tandy representations via EDGAR Correspondence for each Post Effective Amendment.

	Response:	The requested representations are included in the exhibit to this letter.

3.	Comment:	Please confirm supplementally that any expense limitation or fee waiver arrangement will be reflected in the relevant Portfolio’s expense example only for the term of such arrangement.

	Response:	The Registrant so confirms.

4.	Comment:	With respect to the FVIT GS Dynamic Trends Allocation Portfolio, the Principal Investment Strategies section states that the Portfolio will pursue a “momentum investing strategy that seeks to provide exposure to the broad U.S. and other developed equity markets and U.S. fixed income markets.” The Principal Investment Strategies section also notes that “momentum investing seeks growth of capital by investing in assets that have exhibited trends in price performance over recent selected time periods.” Please revise the disclosure to clarify what is meant by the phrase “momentum investing.” In particular, please ensure that the disclosure distinguishes between “momentum investing” and “dynamic allocation.”

Response:

As disclosed in the Portfolio’s existing Principal Investment Strategies section, “momentum investing” seeks to identify particular assets that have exhibited trends in price performance over recent selected time periods.  Dynamic allocation, on the other hand, refers to changes in the Portfolio’s asset allocation targets based on GSAM’s views regarding changing market conditions and other considerations.  A dynamic approach to asset allocation differs from a static approach where the allocations are fixed.  In response to this comment, the following disclosure has been added as the third sentence of the Portfolio’s Principal Investment Strategies section:

Dynamic allocation refers to changes in the Portfolio’s asset allocation targets pursuant to GSAM’s views regarding changing market conditions and other considerations. The dynamic allocation is based

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on trend following or momentum investing. Momentum investing looks to recent price trends in assets, allocating more to assets that show positive trends in the recent past while allocating away from assets that show poor trends.

5.	Comment:	With respect to the FVIT GS Dynamic Trends Allocation Portfolio, the Principal Investment Strategies section discusses investment exposure to “developed equity markets.” Please clarify what is meant by the phrase “developed equity markets.”

Response:

The Portfolio’s Principal Investment Strategies section has been revised to including the following sentence:

The Portfolio considers the following countries to have developed equity markets: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Iceland, Ireland, Israel, Italy, Japan, Luxembourg, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.  In addition, countries represented in the indexes EuroStoxx 50, FTSE 100, S&P 500, Russell 2000, Nikkei 225, S&P 400 are all considered to have developed equity markets.

6.	Comment:	With respect to the FVIT GS Dynamic Trends Allocation Portfolio, the Principal Investment Strategies section discusses investment exposure to the U.S. fixed income markets. If the Portfolio intends to invest in non-U.S. dollar denominated fixed income securities, please revise the disclosure to clearly state that the Portfolio intends to invest in non-U.S. dollar denominated fixed income securities.

	Response:	The Registrant confirms that the Portfolio does not intend to invest in non-U.S. dollar denominated fixed income securities.

7.	Comment:

With respect to the New Portfolios, please revise the second sentence of “Conflicts of Interest Risk” to conform to the corresponding risk included in the Existing Portfolios Prospectus by inserting the underlined language shown below:

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This facilitates the insurance company’s ability to provide certain guaranteed benefits but may reduce a contract holder’s ability to fully participate in rising markets.

Response:	The requested changes have been made.

8.	Comment:	Please review each Portfolio’s principal investment strategies and principal risks disclosure to ensure that such disclosure describes the actual derivative instruments and associated principal risks that each Portfolio intends to use to achieve its stated investment objectives. See Barry Miller Letter to the Investment Company Institute dated July 30, 2010; see also Division of Investment Management Guidance No. 2013-03 (July 2013), available at http://www.sec.gov/divisions/investment/ guidance/im-guidance-2013-03.pdf.

	Response:	The Registrant has reviewed each Portfolio’s principal investment strategies and principal risks disclosure and believes that it is consistent with the Barry Miller Letter to the Investment Company Institute dated July 30, 2010.

9.	Comment:

With respect to the New Portfolios, please revise “Liquidity Risk” to clarify the types of investments to which this risk applies. The fourth sentence suggests that the Portfolios may invest in potentially illiquid fixed income securities:

Liquidity risk may be the result of, among other things, the reduced number and capacity of traditional market participants to make a market in fixed income securities or the lack of an active market.

If it is true that the Portfolios may invest in potentially illiquid fixed income securities, please revise each Portfolio’s Principal Investment Strategies section to clearly state that the Portfolio may invest in illiquid fixed income securities.

	Response:	Each New Portfolio’s Principal Investment Strategies section has been revised to include the following sentence:

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The Portfolio may invest in equity or fixed income securities that may be illiquid or that may become less liquid in response to market developments or adverse investor perceptions.

10.	Comment:	With respect to the New Portfolios, please revise the Payments to Other Financial Intermediaries disclosure for conformity with the corresponding disclosure included in the Existing Portfolios Prospectus by specifically identifying Forethought Life Insurance Company as the insurance company that the Portfolio or the Adviser may pay for the sale of Portfolio shares and/or other services.

	Response:	The requested changes have been made.

11.	Comment:	With respect to the FVIT PIMCO Tactical Allocation Portfolio, please revise the disclosure in the Principal Investment Strategies section to clarify what is meant by the phrase “tactical allocation.” Please provide sufficient detail to distinguish the concept of “tactical allocation” from the concept of “dynamic allocation” discussed in the FVIT GS Dynamic Trends Allocation Portfolio’s Principal Investment Strategies section.

Response:

PIMCO will employ a tactical allocation process to actively adjust the Portfolio’s exposure to asset classes based on its views regarding the attractiveness of such asset classes.  This is similar to the dynamic allocation process utilized in managing the FVIT GS Dynamic Trends Allocation Portfolio, although tactical allocation reflects a somewhat shorter-term outlook. In response to this comment, the following disclosure has been added as the second sentence of the Portfolio’s Principal Investment Strategies section:

PIMCO utilizes a tactical allocation process to actively adjust the Portfolio’s exposure to asset classes based on estimated volatility and drawdown.

12.	Comment:	With respect to the FVIT PIMCO Tactical Allocation Portfolio, a word appears to be missing from the following sentence in the second paragraph of the Principal Investment Strategies section:

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For example, in a more volatile market environment, PIMCO reduce the Portfolio’s equity exposure in an attempt to potentially reduce Portfolio volatility.

Response:	Registrant has revised the disclosure as follows in response to this comment:
For example, in a more volatile market environment, PIMCO may reduce the Portfolio’s equity exposure in an attempt to potentially reduce Portfolio volatility.
13.	Comment:	With respect to the FVIT PIMCO Tactical Allocation Portfolio, the last paragraph of the Principal Investment Strategies section discusses investments in “hedging instruments.” Please clarify what is meant by the phrase “hedging instruments.” If the phrase “hedging instruments” is intended to include derivative instruments, please specify the types of derivative instruments.

Response:

The Portfolio’s Principal Investment Strategies section has been revised as follows:

Under normal conditions, the Portfolio will invest in hedging instruments in seeking to reduce the Portfolio’s exposure to certain severe, unanticipated market events that could significantly detract from returns. PIMCO may use various hedging instruments to accomplish this goal, including options on one or more market indices.

14.	Comment:	With respect to the FVIT PIMCO Tactical Allocation Portfolio, although “Distressed Company Risk” and “Emerging Markets Risk” are included as principal risks, such investments are not discussed in the Principal Investment Strategies section. If investing in securities of distressed companies and emerging markets are principal strategies of the Portfolio, please revise the disclosure accordingly.

	Response:	The Portfolio does not principally invest in securities of distressed companies. As a result, “Distressed Company Risk” has been removed from the Portfolio’s Principal Investment Risks section.

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With respect to emerging markets securities, the Portfolio’s current Principal Investment Strategies section includes the following disclosure:

Up to 15% of the Portfolio’s total assets may be exposed to securities and instruments that are economically tied to emerging market countries (this limitation does not apply to investment grade sovereign debt denominated in the local currency with less than 1 year remaining to maturity).

Thus, no changes have been made in response to the emerging markets securities portion of this comment.
15.	Comment:	With respect to the New Portfolios, in the Item 9 Principal Investment Strategies section, the parenthetical after the “Fixed Income Instruments” sub-heading notes that the section is only applicable to the FVIT PIMCO Tactical Allocation Portfolio. Since both the FVIT PIMCO Tactical Allocation Portfolio and the PIMCO GS Dynamic Trends Allocation Portfolio invest in fixed income instruments, please explain why this section is only applicable to the FVIT PIMCO Tactical Allocation Portfolio, or revise the disclosure accordingly.

	Response:	The “Fixed Income Instruments” sub-section has been moved from the Item 9 Principal Investment Strategies section to the FVIT PIMCO Tactical Allocation Portfolio’s Principal Investment Strategies section.

16.	Comment:	With respect to the Existing Portfolios, please explain supplementally why the S&P Target Risk Conservative Index and the S&P Target Risk Moderate Index (collectively, the “S&P Target Risk Indexes”) each qualify as an appropriate broad-based securities market index within the meaning of Instruction 5 to Item 27(b)(7) of Form N-1A. Alternatively, please provide a broad-based securities market index in each Portfolio’s Average Annual Total Returns Table. In addition, please include a parenthetical following each index name stating that the index reflects no deduction for fees, expenses, or taxes following each index name.

	Response:	Instruction 5 to Item 27(b)(7) of Form N-1A defines an “appropriate broad-based securities market index” as an index “that is administered by an organization that is not

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an affiliated person of the [Portfolio], its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”[1]

In light of the investment objectives and principal investment strategies of the FVIT American Funds® Managed Risk Portfolio, the FVIT BlackRock Global Allocation Managed Risk Portfolio, the FVIT Select Advisor Managed Risk Portfolio and the FVIT Wellington Research Managed Risk Portfolio (formerly FVIT WMC Research Managed Risk Portfolio), the Registrant believes that the S&P Target Risk Moderate Index is “appropriate” within the meaning of the Form N-1A definition since the index reflects the markets for the principal investments of the Portfolios. Similarly, in light of the investment objectives and principal investment strategies of the FVIT Balanced Managed Risk Portfolio, the Registrant believes that the S&P Target Risk Conservative Index is “appropriate” within the meaning of the Form N-1A definition since the index reflects the markets for the principal investments of the Portfolio.

Although Form N-1A does not further define the term “broad-based,” Instruction 6 to Item 27(b)(7) of Form N-1A states that a Portfolio may also compare its performance to “other more narrowly based indexes that reflect the market sectors in which the [Portfolio] invests.” As the S&P Target Risk Indexes each generally reflect the performance of developed and emerging equity and fixed income markets, and thus are not reflective of a particular market sector, the Registrant believes that the S&P Target Risk Indexes are “broad-based.”

S&P is a widely recognized and used administrator of indices and is not affiliated with the Portfolios, the Adviser, or the principal underwriter. The Registrant notes that other funds use these benchmarks as the broad-based index against which they measure their performance. Accordingly, the Registrant believes that the S&P Target Risk Indexes each constitute an “appropriate broad-based securities market index” as

[1]	Registration Form Used by Open-End Management Investment Companies, Investment Company Act Rel. No. 23064 (Mar. 13, 1998).

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defined by Item 27(b)(7) of Form N-1A.

The Registrant has included a parenthetical in each Portfolio’s Average Annual Total Returns Table stating that the index reflects no deduction for fees, expenses, or taxes.

17.	Comment:	With respect to the Existing Portfolios, in the Item 9 Principal Investment Risks section, the parenthetical after “Interest Rate Risk” notes that the disclosure is only applicable to FVIT Franklin Dividend and Income Managed Risk Portfolio. Please explain why “Interest Rate Risk” is not applicable to the other Existing Portfolios that invest in junk bonds. In particular, please explain why “Interest Rate Risk” is not applicable to the FVIT American Funds® Managed Risk Portfolio, which invests in mortgage-backed securities.

	Response:	The parenthetical has been removed such that “Interest Rate Risk” applies to all of the Existing Portfolios.

18.	Comment:	With respect to the Existing Portfolios, in the Item 9 Principal Investment Risks section, the parenthetical after “Prepayment Risk” notes that the disclosure is only applicable to FVIT Franklin Dividend and Income Managed Risk Portfolio. Please explain why “Prepayment Risk” is not applicable to FVIT American Funds® Managed Risk Portfolio, which invests in mortgage-backed securities.

	Response:	The parenthetical has been removed such that “Prepayment Risk” applies to all of the Existing Portfolios.

19.	Comment:	As the Existing Portfolios have been in operation for more than one year, please consider removing “Limited History of Operations Risk.” Alternatively, please explain supplementally why this risk is still applicable to the Existing Portfolios.

	Response:	The risk disclosure states that the Existing Portfolios have a limited history of operations for investors to evaluate. The Registrant believes that one calendar year of performance constitutes a limited history of operations for investors to evaluate and that the risk remains appropriate. As such, no changes have been made response to this comment.

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20.	Comment:	With respect to the Existing Portfolios, both “Mid Cap Risk” and “Small & Medium Capitalization and Emerging Growth Securities Risk” are included in the Item 9 Principal Investment Risks section. As this disclosure is duplicative, please remove the reference to medium capitalization risk in the “Small & Medium Capitalization and Emerging Growth Securities Risk” disclosure, remove “Mid Cap Risk,” or explain supplementally the reason for the duplicative disclosure.

Response:

“Small & Medium Capitalization and Emerging Growth Securities Risk” has been revised as follows:

Small Capitalization and Emerging Growth Securities Risk. (All Portfolios, except FVIT Growth Managed Risk Portfolio, FVIT Moderate Growth Managed Risk Portfolio, FVIT Select Advisor Managed Risk Portfolio and FVIT Wellington Research Managed Risk Portfolio) Small capitalization and emerging growth companies may be more vulnerable than larger, more established organizations to adverse business or economic developments. In particular, such issuers may have more limited product lines, markets and financial resources and may depend on a relatively small management group.

In addition, the parenthetical after “Mid Cap Risk” has been revised to apply to FVIT Franklin Dividend and Income Managed Risk Portfolio.

21.	Comment:	With respect to the Existing Portfolios, in the Sub-Advisers sub-section of the Management section, please revise the parenthetical in the first sentence regarding Wellington Management Company LLP to state that the former name of FVIT Wellington Research Managed Risk Portfolio is FVIT WMC Research Managed Risk Portfolio.

	Response:	The requested change has been made.

April 23, 2015 Page 11

SAI Comments

22.	Comment:	In the Policies and Procedures for Disclosure of Portfolio Holdings section of each SAI, please disclose whether the Portfolios or the Adviser receives any compensation or consideration from the identified recipients of portfolio holdings information.

	Response:	Neither the Portfolios nor the Adviser receives any compensation or consideration from the identified recipients of portfolio holdings information. The SAIs have been revised to include this disclosure.

23.	Comment:	With respect to the Existing Portfolios, in the FVIT Wellington Research Managed Risk Portfolio sub-section of the Policies and Procedures for Disclosure of Portfolio Holdings section, please revise the first sentence for clarity, as Wellington Management Company LLP, not the Portfolio, is providing investment advisory services to the Portfolio.

	Response:	Registrant has revised the disclosure in response to this comment.

* * *

Please call me at (617) 654-8610 if you have any questions.

Sincerely,

/s/ Kaitlin McGrath

Kaitlin McGrath

cc:        Sarah M. Patterson

Elizabeth Constant

John V. O’Hanlon

Jill R. Damon

April 23, 2015 Page 12

Exhibit

[Forethought Variable Insurance Trust Letterhead]

Forethought Variable Insurance Trust

300 North Meridian Street, Suite 1800

Indianapolis, Indiana 46204

April 23, 2015

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Forethought Variable Insurance Trust (SEC File Nos. 333-189870 and 811-22865) Post Effective Amendment Nos. 7 and 8 to the Registrant’s Registration Statement on Form N-1A (the “Amendments”)

Dear Ms. Skeens:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendments, the Registrant hereby acknowledges that:

  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;
  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and
  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

April 23, 2015 Page 13

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Sarah M. Patterson

Sarah M. Patterson

Secretary

Forethought Variable Insurance Trust

20821035.6.BUSINESS